

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Nicholas Alexos
Executive Vice President and Chief Financial Officer
Univar Solutions Inc.
3075 Highland Parkway
Suite 200
Downers Grove, IL 60515

   Re: Univar Solutions Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed February 25, 2020
     File No. 001-37443

Dear Mr. Alexos:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services